Exhibit 2.19

March 4, 2013

Halcón Energy Properties, Inc.

1000 Louisiana, Suite 6700

Houston, Texas 77002

Attention: Mr. Steve W. Herod

Re:	Agreement Regarding Contingent Payment

Gentlemen:

Reference is made to the Purchase and Sale Agreement (Non-Producing Properties) dated as of March 5, 2012, between Energy & Exploration Partners, LLC (“Seller”), and Halcón Energy Properties, Inc. (f/k/a RWG Energy, Inc.) (“Buyer”), as amended from time to time (as so amended, the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings attributed to them in the Purchase Agreement.

Sections 4(g) and 4(h) of the Purchase Agreement (a) describe certain circumstances in which Buyer either becomes obligated or has the option, as applicable, to pay the Contingent Payment, calculated as provided in Exhibit E to the Purchase Agreement, and (b) provide that if Buyer fails to pay the Contingent Payment to the extent it is obligated to do so under Section 4(g), or Buyer, pursuant to its option under Section 4(h), elects not to pay the Contingent Payment as provided therein, Buyer shall be deemed to have withdrawn from, and terminated its participation in, the Properties and the AMI.

The Parties agree that the circumstances described in Section 4(h) of the Purchase Agreement have occurred, and Buyer has advised Seller that Buyer has elected to pay the Contingent Payment on the terms set forth in this letter agreement (“Agreement”). Seller finds the terms under which Buyer proposes to pay the Contingent Payment, as set forth herein, to be acceptable. In consideration of the mutual covenants and conditions set forth in the Purchase Agreement and this Agreement, therefore, Buyer and Seller hereby agree as follows:

P.O. Box 471428 Ft. Worth, TX 76147-1376

Phone 817.789.6712 • Fax 817.533.9840 • www.enexp.com

1. Amount of the Contingent Payment. The total amount of the Contingent Payment, determined according to the formula set forth in Exhibit E to the Purchase Agreement, is $29,282,610.00.

2. Concurrent Payment. Concurrently with the execution of this Agreement, Buyer has paid to Seller, by bank wire transfer of immediately available U.S. funds to an account designated by Seller to Buyer in writing, the sum of $14,641,305.00.

3. Outstanding Balance. The balance of $14,641,305.00 due from Buyer to Seller with respect to the Contingent Payment (the “Outstanding Balance”) shall be due and payable by Buyer no later than January 31, 2014. If, for any reason, Buyer fails to pay to Seller the Outstanding Balance by 5:00 p.m., Central Time, on January 31, 2014, then as Seller’s sole and exclusive remedy with respect to such failure to pay by Buyer, Seller shall have the right and option (the “Repurchase Option”), but not the obligation, exercisable by written notice delivered to Buyer no later than March 1, 2014, to purchase from Buyer, for a price equal to the amount of the Outstanding Balance and payable by Seller in cash in U.S. currency, all of Buyer’s rights, titles, and interests in and to the Properties and the AMI, including, without limitation, all Properties conveyed by Seller to Buyer pursuant to Section 2 of the Purchase Agreement, all Mineral Interests acquired by the Parties within the AMI pursuant to Section 5 of the Purchase Agreement, and the Commitment Wells and all other Hydrocarbon wells drilled by the Parties on the Properties or on Mineral Interests acquired by the Parties within the AMI and all related personal property, equipment, and facilities. The failure of Seller to provide to Buyer notice of Seller’s election to exercise the Repurchase Option by March 1, 2014, shall be deemed to constitute an election by Seller not to exercise the Repurchase Option. If Seller elects to exercise the Repurchase Option in a timely manner as provided in this Section 3, such repurchase shall be governed by the terms of Section 4(i) of the Purchase Agreement, except to the extent inconsistent with this Agreement. If Seller elects, or is deemed to have elected, not to exercise the Repurchase Option, Seller shall have no other or further recourse or remedy, under the Purchase Agreement or this Agreement, at law, or in equity, against Buyer with respect to Buyer’s failure to pay the Outstanding Balance and no effect shall be given to the provisions set forth in Section 4(i) of the Purchase Agreement.

4. Amendment to Purchase Agreement; Ratification; Waiver. The Parties acknowledge that the terms of this Agreement represent a deviation from the terms of the Purchase Agreement relating to the payment of the Contingent Payment. As such, the Purchase Agreement is hereby amended by the terms of this Agreement to the extent necessary to accomplish the intents and purposes set forth herein, and the Purchase Agreement, as amended hereby, is hereby adopted, ratified, and confirmed by Buyer and Seller. Seller also acknowledges and agrees that Buyer’s execution of this Agreement and return to Seller satisfies the notice requirement set forth in Section 4(h) of the Purchase Agreement, and waives any claim that such notice was not timely or otherwise properly delivered in accordance with the terms of the Purchase Agreement.

5. Incorporation by Reference. The terms of Sections 21, 22, 23, 24, 25, 26, and 30 of the Purchase Agreement, as amended hereby, are expressly incorporated herein and made a part of this Agreement for all purposes.

If the foregoing accurately reflects Buyer’s understanding regarding the subject matter hereof, please indicate Buyer’s agreement by executing all counterparts of this Agreement in the space provided below and returning two (2) fully executed counterparts hereof to Seller at the address shown on page 1 hereof.

Very truly yours,

ENERGY & EXPLORATION PARTNERS, LLC

By:	/s/ Hunt Pettit
Hunt Pettit
President

ACCEPTED AND AGREED TO on March 18, 2013.

HALCÓN ENERGY PROPERTIES, INC.

By:	/s/ Steve W. Herod
Steve W. Herod President